Exhibit 99.4
Wipro Limited
Investors/Analysts Conference Call
January 18, 2006
1.30 PM Indian Standard Time
Moderator
Good afternoon ladies and gentlemen. I am Prathiba, the moderator for this conference. Welcome to the Wipro Conference Call. For the duration of the presentation all participants’ lines will be in the listen-only mode. I will be standing by for the question and answer session. I would now like to turn over the call to the Wipro Management. Thank you and over to Wipro.
Lan
Good afternoon ladies and gentlemen. We will welcome you to this call, it is investor relations team in Wipro with Sridhar in US, Jatin and me in Bangalore. We are delighted that you are with us today, and today we discuss Wipro’s performance in the third quarter ended December 31, 2005, and to do that we have Mr. Azim Premji, Mr. Suresh Senapaty and other members of the Wipro Senior Management. We will begin the call with Mr. Premji and Mr. Senapaty commenting on our results and after that as always get adequate time set aside to take your questions.
As a reminder, some of the statements we make in this call may be forwarding looking within the meaning of the Private Securities Litigation Reforms Act of 1995. These are based on our best view of the world and our business as we see them today, and these elements can change as the world changes. They are also subject to known and unknown risks and uncertainties that will cause the actual results to differ materially from those expressed or implied in our discussion. Such risks and uncertainties include but are not limited to the risk factors explained in detail with the SEC of USA in our filings. Wipro assumes new obligation to update the information presented on this call. This conference call ladies and gentlemen is being recorded, will be archived, and a transcript will be available on our website www.wipro.com.
With these brief introductory remarks let me turn it over to Mr. Azim Premji, Chairman.
Azim Premji
Good morning to all of you all. At the outset let me wish you a very Happy New Year and a very successful and Happy New Year to your families also.
By now you would have seen our results for the quarter ended December 31, 2005. While the management team would be happy to answer your queries, I would like to take some time before that to share our thoughts on performance and prospects. What made the quarter special was the fine balance we achieved between delivering short-term results and building a long-term sustainable business. In terms of quarterly results, all our major business segments recorded robust growth rate in revenues as well as in profits. We crossed two significant milestones this quarter. Our IT businesses crossed Rs.10,000 crores annual run rate and our global IT business surpassed 50000 landmark in employee strength. Revenues in our global IT business at 473 million was ahead of our guidance of $463 million.
The IT services business continued to witness broad based growth across verticals, across geographies, and across service lines. Our financial solutions and technology business delivered yet another quarter of double digit sequential growth. Our differentiated services such as testing, technology, infrastructure management, and enterprise application services continued to grow ahead of overall growth rate.
We added 61 new clients organically, the highest ever customer add. Demonstrating the robustness of our business model not only did we absorb the impact of compensation revision for our offshore team but improved our operating margins. Our business process outsourcing business which has been a subject of much discussion delivered sequential revenue growth, improved operating margin, increased billable team size, and one strategic assignment from customer. Over the last couple of quarters our BPO business has demonstrated consistent improvement, reinforcing our confidence that Wipro BPO is capable of leading industry growth even though growth in the near term maybe muted.
Our India, Middle East, and Asia-Pacific IT business recorded year on year revenue growth of 17%. Improved business profitability in this segment, so the profit before tax and interest grew faster at 39%.
Wipro consumer care and lighting and Wipro infrastructure engineering businesses also turned in good performance.
In terms of a longer-term perspective, we built a strong platform for growth in our product engineering business and banking solution business through the acquisition of NewLogic in Austria and mpower in the United States of America and India. Our investments in account management continued to pay off. The top 10 customers in our global IT business grew ahead of the company growth rate. We continue to see improvements in our customer mining efforts. Apart from increasing the number of million dollar customers sequentially to 210, we have now three customers with revenue run rate in excessive of $50 million. With the NewLogic acquisition and the planned facility in Romania we are expanding our geographical footprint.
Looking ahead, the two questions that drive our business remain unchanged. How do we deliver superior solutions to our customers and how do we deliver sustainable value to our stake holders?
The answers to these questions lie in devising strategies that anticipate emerging challenges and opportunities and relentless focus on execution that converts strategies to business results while constantly improving operating productivity.
I will now request Suresh Senapaty, our CFO, to comment on financial results before we take questions.

Suresh Senapaty.
A very good afternoon ladies and gentlemen. Wish you a very very Happy New Year. I will touch upon a few areas in our performance and financials that will be of interest to you all.
During the quarter ended December 31, 2005, we had a sequential dollar revenue growth of 9.9% in our global IT services business, which comprised of 10.6% revenue growth in IT services, and a 3.6% growth in revenue from BPO services. The 10.6% growth in the services com ponent was driven by a 12.7% growth in the volume of business offset by a 0.1% and 3.6% decline in the realization of work performed offshore and onsite respectively. The decline in realization was due to the impact of lower number of working days and not due to any change in pricing from customers. Additionally, revenues for the quarter include 1.3 million dollars from the acquisition of mpower Inc. results of which has been consolidated effective December 1, 2005. Results of NewLogic however have been consolidated effective December 28, 2005. Our head count at the end of quarter includes 351 and 120 employees from mpower and NewLogic acquisitions respectively.
On the forex front, realization rate for the quarter ended December 31, 2005, was up at 44.83 from 43.99 in previous quarter. As at the period end we had approximately $600 million of hedges at rates between 44.25 to 45.50.
We affected an increase of 12% in compensation of our offshore team effective November 1, 2005. The gross impact of the increase was 1.2% on the OM for the quarter. OM of the quarter was also adversely impacted by decline in price realization and lower utilization due to gross addition of over 4500 people. However, strong volume growth, higher proportion of offshore work, and other operational improvements helped absorb these charges and improve operating margins by 40 basis points.
Capital employed at Wipro Limited level comprises of cash and cash equivalents of 3497 crores as of December 31, 2005. Excluding this cash, return on capital employed for the quarter was 66%.
With a view to provide investors the performance of the organic business as distinct from acquisition, we have effective quarter ended December 2005 started showing the performance of acquired business as a separate sub-segment, this is in line with our articulated policy to show critical acquisition as a separate sub-segment for a period of two to four quarters of their combination.
For the quarter ended March 2006, we expect volume lead growth with broadly stable price realization. The guidance for the quarter is based on organic revenue of approximately $500 million and revenues from acquisition of approximately $10 million. Operating margins of the organic business for the next quarter would be impacted by the full impact of increase in compensation for offshore team and the proposed compensation revision for onsite team. However, we hope to substantially mitigate this through operational levers and expect the organic operating margin to move in a narrow range. The operating margins from our acquisitions will in the near term be less than that of the global IT segment. We expect the acquisition to deliver profitability in line with segment profitability over a few quarters.

We would be glad to take questions from here.
Moderator
Thank you very much sir. We will now begin the Q&A interactive session. Participants who wish to ask questions please press *1 on your touchtone-enabled telephone keypad. On pressing *1 participants will get a chance to present their questions on a first-in-line basis. Participants are requested to kindly use handsets while asking a question. To ask a question, please press *1 now. Our first question comes from Mr. Sameer Goyal of Anand Rathi Securities. Please go ahead sir.
Sameer Goyal
Good afternoon gentlemen, Happy New Year to you too guys. Just couple of questions, could you give us brief on the restructuring of BPO business, what is happening on that front, what is the mix of voice and non-voice right now?
Azim Premji
I will request Kurien to take this question. Kurien is Chief Executive of our BPO business.
T. K. Kurien
Let me just give you a quick run down on what is happening. There were two areas that we looked at, one was in terms of getting operational efficiency. On that as you can see our operating margin has gone up by close to about 350 basis points and this is after taking the impact of salaries and wages which we gave effective October 1, 2005, impact of which is roughly about 200 basis points. So there has been an improvement at the end of the day which has reflected in the P&L in terms of operating margin.
In terms of the front end, basically what we have done is that we have integrated our sales force along with that of Wipro Technologies. So today we have one face to the customer, and our approach towards deals has not been, we are not selling slivers anymore, we are not selling voice or we are not selling PP itself, we are taking over an entire process. So when you take over entire process you would not only take over voice and you also take over transaction. Just to give you a sense, those kind of deals, that we have won in the last quarter, around 6 deals, 4 of them have been with existing Wipro Technologies’ customers and 2 of them have been with customers outside. In those deals fundamentally what we are doing is we are focussing around two areas, the back office function as well as vertical specific process. So that is broadly the direction which the business is heading.
Sameer Goyal
Could you give me the mix of voice and non-voice now?

T. K. Kurien
We don’t measure voice and non-voice in that specific fashion anymore because what we have done is that we have almost exited all our commodity voice business which included outbound calling. In last quarter the amount of revenue which we got out of that was, out of our total revenue of 43 million, that is something like 235,000 dollars. So our commodity voice business has actually come down to literately zero. So we do not measure that way any more.
Sameer Goyal
Actually couple of quarters ago it was stated that the management wants to bring down the voice business to 40% of the total revenue, so I just wanted to know what to that extent has been achieved.
T. K. Kurien
I think what was mentioned was that the voice business would remain at 60% of the total business, it is not 40%, and we think at end of year two we will pretty much be in the ballpark for that number.
Suresh Senapaty
So while the measure of performance is different in terms of value added versus not so value added, eventually even the new measure will take us there where we will have a higher component of transaction processing then voice.
Sameer Goyal
The other question is on the services part of the business. Actually the consulting part of the business has come off pretty sharply in the past few quarters, could you explain what is the strategy going ahead on that business?
Lan
We will have Sanjay Joshi answering that.
Sanjay Joshi
Consulting as a focus area for us, continues to gain traction, for the most part we are focusing on Wipro’s top accounts and the charter is two fold, we are doing consulting as a business, as a consulting standalone engagement, as well as consulting led solutions which help us do larger deals. So for a large healthcare provider we are helping define and participate in defining a consulting led solution. For a large media company we are also defining a large consulting led solution. These tend to be larger engagements, multimillion, multiyear deals in which consulting is playing a strong role. So for us that business continues to get traction, and in terms of ability to hire people, we are able to get people from the classical big 5 firms, The Bearing Points, the Accentures as well, and a large part of that has been kind of, this growth to be able to be part of an consulting organization, so we are able to attract the kind of people that we want.

Suresh Senapaty
So what he means is, while as a part of the consulting practice we will have direct billing from consulting and there will be consulting which will be embedded in the various practices, and then the consulting also helps us in getting consulting led businesses. So on a quarter to quarter basis you may not be seeing significant growth but year-on-year you will be seeing growth because in certain quarters there will be a higher level of intensity in dealing with some larger consulting led deals that we our striking for.
Lan
And finally, Sameer, just want to clarify that the numbers that you have put in the metric sheet is just the pure consulting, billed as pure consulting. I think the embedded to practice or which goes as some other service is included in those other services not in consulting. So, the revenue that you see there is significantly under reported.
Sameer Goyal
Actually if I see the pure consulting billed, it has come off very sharply from run rate of Rs. 400 million a quarter in FY04 to 300 in FY05 and now it is just 200, so that is quite a shave off which has happened in the consulting business revenues.
Lan
The other way of looking at it, Sameer, is that increasingly the consulting is no more a pure consulting but an ability to sell a integrated solution to a customer that includes a little bit of consulting with architecting and a series of other services and therefore the revenues are getting reported into those services.
Sudip Banerjee
Sameer, Sudip here. What used to happen in the earlier years was that lot of the consulting revenue was under the heading of E&U consulting, and from this year wherever it is consulting which is part of the vertical solution has gone into the vertical revenues whereas in the consulting which is the pure play consulting is the one which is showed under the metric sheet.
Sameer Goyal
Last question actually, what was the salary revision happened in the quarter on an average basis?
Suresh Senapaty
Last quarter effective 1st of November we had given an offshore compensation increase of about 12%, and in the current quarter effective 1st of January there will be compensation hike for the onsite employees.

Sameer Goyal
And what would be the average, any clues on that?
Suresh Senapaty
The increase would be between 3-5% on, you know, sort of salary wide coverage.
Sameer Goyal.
Thanks a lot and best of luck.
Suresh Senapaty
Thank you.
Moderator
Thank you very much sir. Next in line we have a question from Ms. Mitali Ghosh of DSP Merrill Lynch.
Mitali Ghosh
Hi, congratulations to the management team on a very strong quarter. On the margin front Mr. Senapaty I wanted to understand a couple of things, one is, you actually mentioned the impact of the offshore wage hike on margins this quarter, I think I missed that number?
Suresh Senapaty
It is 1.2%
Mitali Ghosh
2% you said.
Suresh Senapaty
1.2% because we had the impact only for two months, November and December.
Mitali Ghosh
Right, and you know, I believe that one of the favorable factor that helped your margins this quarter is the broadening of the employee pyramid, just wanted to understand how that has changed in the last couple of quarters and where you see that stabilizing?
Azim Premji
I will request Pratik Kumar, our Executive Vice President Human Resources.

Pratik Kumar
This has been an effort which we have been focused on for the last few quarters, so if you go back to couple of quarters back, the measure which we apply is number of employees we have with less than three years of experience as a measure of bulge, which stood at something like about 35% about couple of quarters back. From thereon now we have on the same measure, less than 3 years, today at an organization level we are at about 42%, so it is about a 7% improvement on that parameter, in less than 3 years.
Mitali Ghosh
And do you see that sort of stabilizing there or can you expect more head room there?
Pratik Kumar
We do expect more head room there because there is an opportunity for us to further be able to have a more even mix of people who are coming in from campuses as against the lateral hires.
Suresh Senapaty
But it will happen over a period of time. For example in the current quarter we will not have many campus recruits. So from that perspective it will perhaps be little reverse. Thereafter when you have campus then it will go through an accelerated process, so it goes, over a year-on-year this is much better comparable than quarter on quarter.
Mitali Ghosh
Right, and on the margin you said, on the utilization factor we had some discussion during the quarter on the fact that possibly with the revenue mix sort of changing one might need to maintain larger bench, so just wondering that on utilization what your thoughts are, where it can go to?
Azim Premji
It has to go up; there is no way to go down.
Mitali Ghosh
Right, and is there a targeted number you think which is a good number.
Suresh Senapaty
I do not have the targeted number but we can tell you that today we are operating at a level which is much lower than what we could and what we are targeting, because in the past we have achieved much better numbers, yet we have hired many fresh net recruits last quarter as well as the previous quarter, so therefore last quarter we had a decline in way of utilization. We expect to increase the utilization in the current quarter without any compromise on the head count increase that is required to be able to meet the guidance numbers.
Mitali Ghosh
Right, and finally a question to Sudip, you know, on the General Motors contract which all of us are waiting for, is there any update you have for us in terms of timing, any other color you can give?
Sudip Banerjee
Actually there is no color at all Mitali. There has been no decision as yet. At this point in time, we continue to be one of the bidders for the contract.
Mitali Ghosh
Right, I have a few more questions but may be I will come back. Thanks.
Moderator
Thank you very much ma’m. Next in line we have Mr. Anantha Narayan from JM Morgan Stanley.
Anantha Narayan
Thank you and wish everyone a Happy New Year. Mr. Senapaty you eluded to operational improvements during your opening remarks, can you just detail this a bit more and if possible quantify some of the improvements over the past few months?
Suresh Senapaty
Yeah, I think we have been systematically improving on the mix in terms of onsite offshore. Quarter 3 we had some savings in terms of the visa expenses which we tend to incur only in quarter 1 and 2 and not in quarter 3 and 4. Bulge is one such area where we have seen systematic improvement and like Pratik stated we have gone a fair distance there and we want to of course go much more. On the cost management front I think on the fixed price profitability, we have improved them. On the telecom cost we have fair amount of optimization and rationalization done there, including certain productivity in terms of the asset utilization and asset deployment etc. where we got some leverage on the depreciation cost. On the G&A also we are seeing some systemic improvement. On the PDD we had a lower hit in the current quarter than the previous quarter. So these are some of the ongoing exercises and we think there is further opportunity for us to do, which we take lot of support and advantage of using lean as well as 6 Sigma.
Anantha Narayan
Thanks, that was useful. And my final question was on testing services, can you throw bit more light on that services, seems to be growing extremely fast, very significant revenue growth driver as well now, is that sustainable, and any more comment on this will be helpful?

Suresh Vaswani
This is Suresh Vaswani here. Testing services has done very well for us this quarter like it has done in the previous quarters. This quarter was particularly good because it was 20% sequential and on a year to date basis we have grown around 80% plus. The growth is largely driven by the investments that we have made in the business. We have invested in the solutioning aspects of the business, so we develop a lot of frameworks, point solutions, and processes, which go towards driving test productivity substantially and gives our customers a good time to market advantage. So I am just going to give you an example, let us say in the mobile area, we have a very strong mobile testing practice and we have a framework for mobile testing which we internally call as Wipmash, which is 20,000 test cases that we have developed for mobile testing. So any service provider or any manufacturer looking, and you know mobile launches are taking place now once every six months or even faster, so any mobile manufacturer or mobile service provider if he comes to us he gets the advantage of readymade framework for testing, he gets the advantage of being able to complete his test cycle much faster than he normally would, and that is what is attracting customers to us . So I just gave you an example of the mobile space, like that we have developed frameworks in the networking space; we have developed frameworks in the enterprise space as well. So that is really is fueling our growth insofar as testing is concerned, and we continue to make investments in that direction.
Anantha Narayan
And Suresh is this momentum sustainable for say the next 12 months or so?
Suresh Vaswani
Well you know, we would hope that this momentum sustains, but yes, you know, there is a heightened awareness of testing, there is strong outlook for testing because it is becoming particularly important given the criticality of the applications, given the fact that customers do want to cut down the cycle time insofar as testing is concerned. So, so far the trend certainly looks good, and I think we are uniquely poised in this area.
Senapaty
This is a growth engine for us very clearly.
Anantha Narayan
Thank you and good luck.
Senapaty
Thank you.
Moderator
Thank you very much sir. Next in line we have a question from Mr. Pratik Gupta of Citi Group.

Pratik Gupta
Congratulations on the quarter. I was just wondering if you could elaborate a bit more on the impact the foreign currency movement has had in the third quarter with the rupee pretty much depreciated by roughly 3% on average, I was wondering if you did not have the rupee depreciation how would the margins have moved? And also going into the fourth quarter in your guidance what sort of rupee outlook have you taken into account? And a followup question on that was regarding the customers, it seems like your top customers have grown very sharply particularly your #1 and your top 5 customers, I was wondering are these, your top customer is still the same or is it a different customer, and also are there any specific one-offs as such, and related to that is also a question on the number of new clients, that seems to have gone up very sharply, I was wondering if you could just elaborate on the quality of these new clients who have been added, what kind of clients are these?
Suresh Senapaty
By the time we came to the first part of your question, I have forgotten the first part.
Pratik Gupta
Okay, first part was on the Fx impact.
Suresh Senapaty
So you are talking about the forex part, now we have said that so far, in fact last time when we talked about we said that because of the policy that we adopt we will not be participating in the rupee depreciation, and in fact that is what happened, which means, a) we had consistency in that and therefore we had impact on the profitability almost negligible from quarter 2 to quarter 3 in terms of net realization of all the currencies that we have to deal with. So going forward, yes, we expect rupee, because the rupee is appreciating quite a lot, we see some amount of softness in terms of what realization we will have in quarter 4 versus quarter 3, but we think it will be in a range which is manageable which will not be very significant. Also we said that so far as the customer adds are concerned, we had very good 61 customer adds, 37 of them including one of BPO were from North America, and about 11 from Europe. So the customer adds has been fairly well spread out. And so far as the growth that we have seen in customers, the top 5, I mean, the beauty is, since we have practice from enterprise, BFSI, as well as R&D services, there is a good mix of customers we have in the top 10, there is good representation from all the three faculties of services that we offer. There has been a growth of about 15% sequentially we are seeing in the top 5 and 11% in the top 10. As you know we have been working on customer account management, it is paying off well, including introducing new services and the kind of frameworks and technology infrastructure services or enterprise application services. So addition of services and also consulting is helping us getting to more and more wallet share in the customer’s account. Therefore, our revenue per customer is going up and so is the customer additions going up, that means the hunting side as well as the farming side both are doing pretty well. I think, the initiative also that has been there in the last 2 quarters that we have increased a lot of head count in the sales side, lot of investments are happening on the S&M side to be able to take it up, so we are now measuring in terms of share of wallet among the top customers that we have, and introducing more and more services to be able to enhance our penetration.
Pratik Gupta
Okay. Just a quick clarification on the onsite pricing decline, you said that it is mainly because of the fewer number of working days, so should we expect a modest uptake in the coming quarter?
Suresh Senapaty
Yes, like we said that, our contracted rate with the customer is more stable than compared to quarter two or quarter three, and we expect that trend to be in quarter four, it is only because the number of days was lower in the overseas working days, the realization is reported to be 3.6% lower. We see a part of that to be recovered in the current quarter because current quarter also the number of days are, are better than quarter three but still not as good as quarter two, from that perspective we will see a good amount of recovery against that.
Pratik Gupta
Okay, thank you very much.
Suresh Senapaty
Thank you.
Moderator
Thank you very much sir. Next question comes from the line of Mr. Bhuvnesh Singh of CSFB.
Bhuvnesh Singh
Hi sir, congratulations on good results. I was wondering that how much revenues would acquisitions contribute to our top line in the next quarter?
Suresh Senapaty
The guidance that we have given, which is about $510 million, we expect about $10 million to be coming from the two acquisitions we announced, one is mPower, which has already been consolidated effective 1st of December, and in last quarter we had about $1.3 million of revenue already captured, and NewLogic which also has been announced and consummated but on the P&L it will show reflection only from 1st of January and post that. So these two which we have announced is expected to give us about $10 million of revenue.
Bhuvnesh Singh
So our revenue target for next quarter includes this acquisition number?

Suresh Senapaty
That is correct.
Bhuvnesh Singh
Mr. Senapaty, I have got a query there, you know, we have given about 7.5% top line growth for next quarter, about 1.5% of that would come from acquisition, another percentage or so should come because there is increase in number of working days and hence increase in pricing, so net-net the volume growth target we are giving is just between about 5%, which seems significantly low compared to what we have exhibited in the past few quarters. So, is there some reason why we are saying that or?
Suresh Senapaty
See, number of days offshore, we do not see a significant change, it is only the onsite part, a part of it will be recovered as you stated not full, but at the end of the day if you look at the guidance that we have given on a organic basis for the last several quarters, I think even if you were to discount it for the acquisition, it is fairly robust and very encouraging numbers.
Bhuvnesh Singh
Okay. Sir, to say the same thing other way, next quarter do we expect volumes to fall up sharply for some reason?
Suresh Senapaty
Well, see all that has been embedded in our guidance is what I can say. All I can say is part of the rate realization we would be seeing on the onsite should be shown as recovery. We think there is price stability and therefore more of the growth would be volume driven. We have already good head count additions in the last quarter, and we are seeing fairly good traction in terms of the customer head count additions that we are seeing. So, all we can say is that whatever we are seeing at this point in time with fair amount of judgment, we think it is embedded into the guidance.
Bhuvnesh Singh
Thanks a lot sir.
Suresh Senapaty
Thank you.
Moderator
Thank you very much sir. Our next question comes from the line of Mr. Pankaj Kapoor of ABN Amro.
Pankaj Kapoor

Hi, congratulations on a good set of numbers. I just want to elaborate a bit further on the pricing front, you mentioned that one of the main reasons of decline in the pricing was the lower number of days, but we have also seen a very sharp increase in the revenues from the new clients, who typically come at a higher pricing point. So I was just wondering that could you just elaborate a bit more on what could have happened further to the, apart from the lower number of working days over here, and related to that is that if you can just elaborate something on the environment in terms of pricing you are seeing across different service lines?
Suresh Senapaty
I think it is a fair point, but the addition of revenue from the new customers is not a very significant number, it is just about 6-8%, about 6%, and consequently it does not just neutralize the impact that we have seen in this particular case, and that is also particularly on the onsite. So far as the pricing environment is concerned I think the good news is that we have seen fairly decent encouraging results in terms of some price increases that we have been getting, but it is definitely not across the board in all geographies, and all practices, and all verticals, but some decent increases we are seeing. We are seeing some increases in the new customers that we are getting. So therefore we are I think more close to a stability in the pricing with a positive bias as opposed to saying across the board price increases.
Pankaj Kapoor
Okay. Would you like to isolate any particular practice we are seeing much better improvement in pricing, for example consulting or in testing, any such services here?
Suresh Senapaty
Consulting I think is generally generating better price realization. I would not say that we are going up the price chain there but we are saying that we have decent pricing compared to the other services. I think some of the value added areas, whether it is enterprise application or whether it is in the, even in terms of the transaction processing area, or even on the area of R&D services, we have been able to get some good mixed results in terms of pricing.
Pankaj Kapoor
Fair enough and all the best.
Suresh Senapaty
Thank you.
Moderator
Thank you very much sir. Next question comes from the line of Mr. Hitesh Zaveri of Edelweiss Securities.
Hitesh Zaveri

My questions have been answered, thanks.
Moderator
Thank you very much sir. Coming up next is a question from Ms. Priya of Enam.
Priya
Good afternoon to the management. Congratulations on good set of numbers. My first question relates to the employee deployment at R&D services, we saw that ending last quarter it was around 12000, if we could have that number for this quarter? Also, out of the 61 new client additions, if you could give the break up between R&D and enterprise services?
Ramesh Emani
On your first question in terms of the number of employees in the product engineering solutions, we are today at about 12600 and odd people in the product engineering solution segment.
Suresh Senapaty
Compared to 12000, it will be in excess of 13000.
A. L. Rao
Yeah, actually last time we gave the figure for the quarter, technology services, R&D services could be 12000 after that, but today between R&D services and another business, the service provider business, which we are combined we treat them as technology service could be close to about 13000 to 14000. We have about 1600 to 1800 coming from service providers, and R&D services close to about 12600.
Priya
Okay. So actually 12600 versus 12000 last quarter, right?
A. L. Rao
No, last quarter 12000 was including...
Priya
Including the product, I mean..
A. L. Rao
Today we will have about 1600 in the service provider business and close to about 12600 in the product engineering solutions.
Priya

Okay. The second question relating to the 61 new client additions which you have seen, if you could give us the break up between the R&D and the enterprise solution segment.
Ramesh Emani
The number of customer adds we have in the product engineering business are about 20, the service provider are about 6, so totaling to about 26, out of the total 61 new customer adds we had in this quarter.
Priya
Sure. Also if you could give an update on the effective tax rate which has gone up significantly this quarter?
Suresh Senapaty
Our tax rate was about 15% this quarter, which is almost similar to the earlier quarter, and we think this is rate, which will hold good in the medium term.
Priya
If I am not wrong last quarter it was 14.6%, the current quarter it is 15.9%, so just trying to catch up on the same?
Lan
Priya are you following India GAAP or US GAAP numbers?
Priya
I am speaking about US GAAP Lan
Suresh Senapaty
India GAAP it has generally been same, similar rate.
Priya
Because this was around 130 basis points in US GAAP on a QoQ basis.
Suresh Senapaty
Yes, there are certain accounting differences between the US GAAP and India GAAP and therefore it tends to be little different, primarily it is related to some of the ESOP options given for the employees based in US etc. So we can explain that offline to you.
Priya
No problem. Also if you could give an update on the campus breakup, I mean, the hiring which you are looking at in Q4 FY06?

Suresh Senapaty
Well, we haven’t given any specific guidance with respect to numbers that we are going to add, but the only guidance we could give you is that the guidance number for revenue will more or less be through volume growth.
Priya
Okay. Thank you very much and wish you all the best.
Suresh Senapaty
Thank you so much.
Moderator
Thank you very much mam. Coming up next is a question from Mr. Pratish of SBI Caps.
Pratish
Thanks. My questions have been answered. Thank you.
Moderator
Thank you very much sir. Next question comes from Mr. Mahesh Vaze of Brics Securities.
Mahesh Vaze
Hi Sir. My question is for Mr. Senapaty. If one looks at the cost structure today then the employee cost inflation is something that would go on relentlessly if one looks at next three years or so, and perhaps the currency also has moved in an adverse fashion for a while, so are these factors making clients reconsider the pricing a bit, are they more amenable to pricing increases because operating efficiencies can stay only so long
Suresh Senapaty
I think there are opportunities both ways. From an operational efficiency, I mean, like we look at utilization, we look at offshore-onsite mix, we look at enhancing the fixed price project which we could manage a little better including the productivity improvement which we could get which we may not necessarily have to pass on in completeness to the customer or drive a productivity superior to what we have bargained for in a fixed price project. You know, some of those levers are available on an ongoing basis because in none of those areas we are at peak. So that is a constant process we are working on. And while that maybe the case, I think from a price realization perspective like we have seen off late the kind of appreciation by the customers for getting a price increases has been fairly decent, including the change in the mix of services that you offer. In the sense that there are in our portfolio of services there are some services which offers you much better realization and not necessarily the cost structure is much higher, from that perspective there is always opportunity for us to play on the mix and mitigate some of those cost pressures that you talked about, either it is in terms of the compensation increase in the offshore or in terms of exchange assuming it were to be a one-way traffic.
Mahesh Vaze
Mr. Senapaty, so are they, what I wanted to understand was, is there a change in the attitude, meaning compared to six months ago are they now more amenable to price increases? What has been the change? Efforts would have been there all along.
Suresh Senapaty
I think if your simple question is last six months whether we have been able to get a better response from customers in terms of price increase versus the six months earlier to that, I think yes.
Mahesh Vaze
Okay. Secondly, now this is something that Wipro is in best position to answer, we have multiple service lines where we have reasonably good scale, what role does cross -selling of services or packaging of various services play while you are selling services, and how that has changed over let us say last 12-18 months?
Lan
Mahesh let me start with giving you some data points about, roughly about four quarters ago something like about under 60% of our million dollar customers used us for more than 2 service lines, currently 84% of our million dollar customers use at least 3 of our service lines. So to that extent the cross selling effort has definitely started bearing fruits, in terms of the qualitative, I will just request some of the...
A. L. Rao
I can say that both on the R&D services as well as on the enterprise side we started off with ADM, application development and maintenance. If we say R&D testing services, and as you can see that has really significantly grown as a service in the existing clients. Then subsequently we added the infrastructure services, which is again growing rapidly, almost like a double digit growth quarter on quarter and in to the current client base. So we continue to keep adding, the next service provided is the enterprise applications, that is Oracle and Siebel practices, again this is client base. Similarly we have also started offering enterprise solution services to the technology clients. Some of our major telecom clients who have been able to break into their IS organization and started offering, in fact last year we had two such major accounts of telecom clients who have grown there IS portion. Another recently we have also in fact added the CTO service into the service provider space, this is again because of the diversity of competence we have. We have the R&D services, a good network infrastructure competence. And then on the service provider space, we addressed this earlier, we are now addressing the infrastructure requirements of service providers through the R&D services competence. So there has been a good amount of cross selling of the services, in fact if you see majority of our growth came from the new services and the cross selling we have been doing it for the past few quarters.

Mahesh Vaze
Yeah. Sir, one side of this coin is Wipro itself taking initiative and cross selling services. The second side being from client perspective wanting to work with a supplier who has multiple services. So from that perspective, does the client give a preference to someone who has multiple services under the same roof with experience?
Sudip Banerjee
I think from a client side, I think they try to look for somebody who has the competence to be able to provide a large number of solutions, and increasingly the trend is to look for a end-to-end IT service provider, and in that respect somebody who has the ability to not only provide the R&D services, the engineering services, the IT services, the BPO services, etc., they would always get the right of first refusal to be able to participate in such requirements. So we have seen that some of our early telecom clients have now become customers for most of our enterprise services. Similarly, many of our manufacturing clients who were doing IT work with us have become customers for our product engineering services.
Mahesh Vaze
Okay. Thank a lot and all the best.
Moderator
Thank you very much sir. Next question comes from the line of Mr. Shekhar Singh of ICICI Securities.
Shekhar Singh
Hi sir. Congratulations on very good set of numbers. Just wanted to understand what is the environment looking like on the technology services business, especially on the fresh application development area?
Ramesh Emani
We are seeing a decent increase in the R&D expenditure by a lot of our customers in the, again because of the overall worldwide stable outlook on the economy and the positive news what we are hearing across all the markets, that is translating into more business opportunities for our business and that is what is reflecting in higher growth in the product engineering solutions. So this we are seeing across most of our verticals whether it is in telecom, automotive, consumer, semi-conductor, or other businesses.
Shekhar Singh
Okay. Secondly like, the package implementation area as such has been a very fast growing area for most of the offshore players, and in your case as such the growth seems to be behind the industry average on a year-on-year comparison. So I was just wondering like what exactly is the problem in package implementation or if you are basically expecting this growth to accelerate in the future quarters?

Suresh Vaswani
On package implementation we have had a very good quarter this quarter, we have grown sequentially 10% in this area in this quarter. We are investing in this area, we are investing in the business solutioning area, so the solutioning area insofar as package implementation is concerned is going to be a big focus area for us, so we would be investing in that area. We are also investing in the area of application outsourcing and application management related to the package implementation area. In addition, we are very actively looking at package testing services as against application testing services or as against testing services for product engineering services. So clearly this is an area where we are investing. Clearly this is an area where we have got a decent run rate. In fact, you know, Forrester rated us as the #1 system integrator for global roll outs insofar as SAP is concerned.
Shekhar Singh
And lastly like if you can just explain say like because of the salaries, the hit on the margins was close to 1.2%, so what was the other factor which helped to neutralize this impact?
Suresh Senapaty
We got some improvement in the onsite offshore mix. We got improvement on the bulge, what we talked about 42% of the people now being less than 3 years versus only 35% before. We got some improvement on the cost management areas whether it is telecom or whether it is depreciation etc. Visa fees there was no charge in the last quarter or very minimal charge compared to the earlier quarter. So some of these areas, and also there was an improvement of the 50 basis point improvement in the operating margin of Wipro BPO which on an overall basis gave us 30 basis points for Wipro Technology level. So all told, we got a 40 basis points expansion in Indian GAAP and 70 basis points expansion in US GAAP.
Shekhar Singh
Basically if the Visas were a big cost last quarter, then if we were to compare this quarter’s margin with let us say possibly Q1 of next year, then again the visa cost will come in, so in a way there will be an impact in that particular quarter because the salary increases will then be compared with visa cost also being there in that particular quarter, is that right?
Suresh Senapaty
You look at visa expenses as a line item, it will impact, but hopefully there will be some other cost impacts like we have got an MSI increase in last quarter and this quarter which will not be there in quarter one, salary increase. So from that perspective there will be some expense lines which gives you a lever and some expense lines which gives you a higher cost.

Shekhar Singh
Okay sir, thanks a lot.
Suresh Senapaty
Overall we think, you know, a narrow range movement of our operating margin is something which we look forward to.
Shekhar Singh
Okay sir, thanks a lot.
Suresh Senapaty
Thank you.
Moderator
Thank you very much sir. Next question comes from the line of Mr. Anthony Miller with Arete Research.
Anthony Miller
I have got a couple of questions; firstly can you please update us on the status of your global delivery model, where you have people in other low cost centers, for example, Eastern Europe or China. You can just bring us up to speed on where you are and where you think that will go? And secondly if you could just give us a view as to whether you are seeing any change in the competitive landscape either in terms of the companies that you are facing in competition or whether you are seeing that tactics such as pricing changing? Thank you.
Sudip Banerjee
As far as our global delivery model is concerned, the centers that we have outside of India starting from right, Yokohama in Japan, then Beijing and Shanghai in China, in Europe we have four centers, the fifth one coming up now, and the four existing centers are in Sweden, in UK, in Germany, and in Finland, the fifth one coming up there is in Romania which will get operational in about 60 days time from now. And finally in North America where we have three centers. All these centers we have specific capabilities which are to do with the local language, and in all the centers we have additional people who are required for the specific nature of services that we are delivering from these centers. But the strength of each of our near shore centers and local delivery centers in the countries are much smaller than our strength of centers that we have in India. So we still continue to have a bulk of our people in India with smaller number of people in the global delivery centers outside of India.
Anthony Miller
Can you just tell me what that total number is please for outside of India?

Sudip Banerjee
The total number are, 3 in Asia, 5 in Europe, and 3 in North America.
Anthony Miller
Sorry, actually I meant the number of staff who are working in those centers in total.
Lan
Actually typically at any point of time we have about 22% of our team which works outside India, of which roughly maybe about 16% will be on centers
Anthony Miller
I am sorry the line was very bad there, can you just say the percentage again please.
Lan
Roughly about 22% of our people at any point of time are outside India. Of that roughly about 16% would be in our development centers.
Anthony Miller
Okay. Can you just give me the number for China please?
Azim Premji
We have opened our centers in China recently, so we are in the process of increasing our head count there in context to what customer demands are coming on us, but we are approaching it step by step because we want to be sure we get the right profile of people, we deal with the right kind of customers, and we get reasonable amount of stability in our work force there.
Anthony Miller
And how many people would be in China today then in global delivery?
Azim Premji
It is under a 100.
Anthony Miller
About 100, and where would you see that going over the next year or so?
Azim Premji
No, we don’t want to speculate going forward.

Anthony Miller
Okay.
Suresh Senapaty
So, we can’t give you a specific number but definitely the initiatives that we are taking, it would be much higher number than what it is today. And also just to supplement what Sudip Banerjee talked about, the acquisition that we did in terms of NewLogic does give us presence in Austria, France, and Germany.
Anthony Miller
So therefore when you talk about centers outside of India this becomes very substantive centers.
Anthony Miller
Okay, and for the competition situation?
Sudip Banerjee
Yeah, we are increasingly facing competition from our global peers, and that situation has not changed in the last one year. We continue to see the IBM’s and Accenture’s. We also continue to see the Logica’s etc. in the local market in Europe. And in some sectors, in some countries we see one or two specific, vertical specific industry competitors. So overall we continue to see our two or three Indian peers and two or three global peers in all accounts and one or two local peers in each specific industry vertical market.
Anthony Miller
Have you noticed any change in pricing or in the nature or size of the deals that they are bidding for?
Girish Paranjpe
No, I think there has been no broad change. I don’t see them certainly bidding for small projects or using a different pricing mechanism. At least in the market place we see basically top two or three global competitors present in many deals and pricing tactics are I would say more or less familiar.
Suresh Senapaty
And just to supplement the point that Lan mentioned wherein we have lot of facilities outside of India, but primarily the people are based on the premises of the customers, but there is a flexibility for them to operate from our premises or their premises depending upon the type of project at a point of time.

Anthony Miller
Okay, thank you for that.
Moderator
Thank you very much sir.
Lan
Prathiba, can we have the last question please.
Moderator
Sure sir. The last question is a followup from Ms. Mitali Ghosh of DSP Merrill Lynch.
Mitali Ghosh
Hi, I had a question on Wipro Infotech which has shown very strong margin improvement this quarter, and services of course as a part of the mix has gone up 2%, but is there anything else in terms of your geography mix or the mix within product, and second part of that is that should we expect these margins to sort of stay stable or is there, you know, how would you see these trending going forward?
Suresh Vaswani
See Wipro Infotech has had a good quarter and you know we have continuously invested in the market, we have added our new service lines over the last couple of years, so today we have in addition to our traditional product business we have a strong services business, we have a strong software business, and we have a strong consulting business. We also launched our total outsourcing services three or four quarters back, and we have been able to maintain a run rate of one total outsourcing contract per quarter, and this quarter we won from a multinational company in India an integrated BPO plus infrastructure outsourcing contract. The other aspect of our thrust in the domestic market is really the SMB market, which is now beginning to pick up and which is also beginning to open up for the software space and we are very actively working with our partners on the technology side, when I say technology I am talking about package software side, we are investing in building templates for specific industry segments and that also is adding a big thrust to us in the market place. So for example, in India in the last quarter we won six contracts for SAP implementation in the SMB sector. So these are quick fire implementations, and you know, deliver tremendous customer value. So all in all I think the market here is growing, it is beginning to open up for software implementation. We have all the pieces of the leg to really service a customer comprehensively in terms of IT solutions.
Suresh Senapaty
But margin expansion Mitali as you see is primarily because of the mix of service going up because the growth in services is much higher than the growth in products, and as and when we are seeing much higher level of critical mass so far as the Middle East Asia-Pac is concerned, we expect the profitability to go up because last three years have been investment years for us so far as the this is concerned and we are now beginning to see country by country much more critical mass and that will help us take the profitability up. Since service always has a operating margin which is far superior to that of product, I think any growth driver which leads to higher level of growth in service does lead to expansion in margin there.
Suresh Vaswani
So you know the growth in service is, so it is not that we are growing our service business at the expense of the product business. It is that we have continuously added on new and new service lines to make our overall offering to the customer very compelling.
Mitali Ghosh
Right. The proportion of Middle East, Asia-Pac gone up a lot, I mean, how has that changed during the quarter?
Suresh Vaswani
Middle East and Asia-Pac today accounts for 10% of the total revenue of Wipro Infotech. Now 10% of the total revenue includes the product and services revenue, but if you look at it as a part of a services business, it accounts for a larger chunk, close to around 25% of our services revenues comes from the Middle East and Asia Pac.
Mitali Ghosh
Right. Okay, thanks a lot.
Moderator
Thank you very much ma’m. At this moment I would like to hand over the floor back to Wipro management for final remarks.
Lan
Thanks everyone for tuning in. We very much appreciate your support, and a replay of this call is available, for details on the call in number for replay as also for an audio archive of this call, please check out our website www.wipro.com/investors and of course Sridhar, Jatin, and I are always around if you guys have any further questions. Thank you again for joining us today. We look forward to talking to you again next quarter, and have a nice day.
Moderator
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